UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Vista Credit Strategic Lending Corp.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

U9224Y103

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: U9224Y103	Page Number 2 of 9

1.	Names of Reporting Persons Inteligo Bank Ltd.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Commonwealth of The Bahamas

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 816,165.57
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 816,165.57

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 816,165.57
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 21.4%(1)
12.	Type of Reporting Person (See Instructions) FI

(1)	Calculated based on 3,809,576.50 shares of common stock of the Issuer (“Common Stock”) outstanding as of December 31, 2023, as reported to the Reporting Persons by the Issuer.

CUSIP No.: U9224Y103	Page Number 3 of 9

1.	Names of Reporting Persons Inteligo Group Corp.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Panama

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 816,165.57
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 816,165.57

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 816,165.57
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 21.4%(1)
12.	Type of Reporting Person (See Instructions) CO

(1)	Calculated based on 3,809,576.50 shares of Common Stock outstanding as of December 31, 2023, as reported to the Reporting Persons by the Issuer.

CUSIP No.: U9224Y103	Page Number 4 of 9

1.	Names of Reporting Persons Intercorp Financial Services Inc.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Panama

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 816,165.57
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 816,165.57

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 816,165.57
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 21.4%(1)
12.	Type of Reporting Person (See Instructions) CO

(1)	Calculated based on 3,809,576.50 shares of Common Stock outstanding as of December 31, 2023, as reported to the Reporting Persons by the Issuer.

CUSIP No.: U9224Y103	Page Number 5 of 9

1.	Names of Reporting Persons Intercorp Perú Ltd.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Commonwealth of The Bahamas

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 816,165.57
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 816,165.57

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 816,165.57
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 21.4%(1)
12.	Type of Reporting Person (See Instructions) CO

(1)	Calculated based on 3,809,576.50 shares of Common Stock outstanding as of December 31, 2023, as reported to the Reporting Persons by the Issuer.

CUSIP No.: U9224Y103	Page Number 6 of 9

Item 1(a).	Name of Issuer

Vista Credit Strategic Lending Corp. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

55 Hudson Yards, Floor 28

New York, New York 10001

Item 2(a).	Names of Persons Filing

This Schedule 13G is being filed by (i) Inteligo Bank Ltd. (“Bank”), (ii) Inteligo Group Corp. (“Group”), (iii) Intercorp Financial Services Inc. (“IFS”) and (iv) Intercorp Perú Ltd. (“Intercorp Perú”). The foregoing are collectively referred to herein as the “Reporting Persons.”

Bank directly holds the reported 816,165.57 shares of Common Stock.

Bank is a subsidiary of Group.

Group is a wholly-owned subsidiary of IFS.

IFS is a wholly-owned subsidiary of Intercorp Perú.

Item 2(b).	Address of the Principal Business Office, or if none, Residence

The principal office of Bank is Seventeen Shop Building, 1st Floor, Collins Avenue & Fourth Terrace, Centreville, PO Box N-3732, Nassau, The Bahamas.

The principal office of Group is 50th Street and Elvira Mendez, P.H Torre Financial Center, Floor 48, Panama City, Panama.

The principal office of IFS and Intercorp Perú is Av. Carlos Villarán 140, 17th Floor La Victoria, Lima 13, Peru.

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.01

Item 2(e).	CUSIP Number

U9224Y103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	☐	An investment adviser in accordance with § 240.13d–1(b)(1)(ii)(E);

CUSIP No.: U9224Y103	Page Number 7 of 9

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d–1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d–1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	☒	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution: ________

Item 4.	Ownership

(a)	Amount beneficially owned:
See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:
See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:
See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

The securities reported in this Schedule 13G are owned of record by Bank. The Reporting Persons are deemed to have shared beneficial ownership of the shares of Common Stock directly held by Bank given their majority direct and indirect interests in Bank.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

CUSIP No.: U9224Y103	Page Number 8 of 9

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, (i) the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11 and (ii) the foreign regulatory scheme applicable to Inteligo Bank Ltd. is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

CUSIP No.: U9224Y103	Page Number 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2024

Inteligo Bank Ltd.

By:	/s/ Bruno Ferreccio
Name: Bruno Ferreccio

By:	/s/ Victor Vinatea
Name: Victor Vinatea

Inteligo Group Corp.

By:	/s/ Bruno Ferreccio
Name: Bruno Ferreccio

By:	/s/ Victor Vinatea
Name: Victor Vinatea

Intercorp Financial Services Inc.

By:	/s/ Luis Felipe Castellanos
Name: Luis Felipe Castellanos

By:	/s/ Juan Antonio Castro
Name: Juan Antonio Castro

Intercorp Perú Ltd.

By:	/s/ Fernando Zavala
Name: Fernando Zavala

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of October 11, 2023, as incorporated by reference to Exhibit A of the Schedule 13G filed October 12, 2023.